SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 2)
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq.	Jason P. Sebring, Esq.
Page Mailliard, Esq.	Wilson Sonsini Goodrich & Rosati
Wilson Sonsini Goodrich & Rosati	Professional Corporation
Professional Corporation	One Market, Spear Tower, Suite 3300
650 Page Mill Road	San Francisco, CA 94105
Palo Alto, CA 94304	(415) 947-2000
(650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007, as amended (as previously filed with the SEC, the “Schedule 14D-9”), by Komag, Incorporated., a Delaware corporation (the “Company”), relating to the tender offer made by State M Corporation, a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement on Schedule TO filed by Offeror, WDTI and Parent, dated July 11, 2007, as amended (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock of the Company at a price of $32.25 net per share in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.
Item 9. Materials to be Filed as Exhibits.
     The following exhibit is filed herewith:

Exhibit
Number	Description

(a)(7)	Frequently Asked Questions About Options and Restricted Stock Awards and the Offer to Purchase.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED
/s/ Timothy D. Harris
Dated: July 18, 2007	Timothy D. Harris
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(7)	Frequently Asked Questions About Options and Restricted Stock Awards and the Offer to Purchase.